January 4, 2007
Ms. Michele Anderson,
Securities and Exchange Commission,
100 F Street N.E.,
Washington, D.C. 20549.

Re:	Registration of Form S-4 (File Number 333-137980) under the Securities Act of 1933 of Harris Stratex Networks, Inc.
Dear Michele,
Thank you for your assistance in connection with the Registration Statement on Form S-4 of Harris Stratex Networks, Inc. (the “Registration Statement”). As we discussed earlier this evening, attached please find pages marking the changes provided to us by Stratex Networks, Inc. (“Stratex”) and its counsel which more closely track the language included in the response letter submitted with Amendment No. 3 to the Registration Statement.
I am available to discuss at your earliest convenience or to arrange a call with Stratex and its representatives. We look forward to hearing from you soon.
Best regards,
M.A.S.

      On March 8, 2006, representatives of Harris and Stratex met in Dallas, Texas, to discuss various structuring alternatives for a potential transaction, including whether the transaction would be a combination or sale and whether it would be for cash, equity of Stratex or a combination of both.
      In mid-March 2006, Stratex provided Harris with a proposal which contemplated two alternative structures for a proposed transaction: (1) a combination of Stratex and the Microwave Communications Division with Harris stockholders receiving equity in the combined company and (2) a combination of Stratex and the Microwave Communications Division with Harris receiving a combination of cash and shares of Stratex common stock constituting less than 20% of the combined company. (The company which would combine these businesses is often referred to in this proxy statement/prospectus as the combined company.)
      In light of these developments, on March 6, 2006 the board of directors of Stratex formed a Strategic Business Development Committee, consisting of Mr. Kissner and three of its independent members, in order to give board members more involvement in the process and information regarding its progress more frequently. All directors received notices of its meetings and were invited to participate in them.
      The Stratex Strategic Business Development Committee met on April 19, 2006 to discuss a possible combination transaction with the Microwave Communications Division. Management presented its summary of the discussions to date and Bear Stearns presented preliminary material relevant to the possible combination of Stratex’s and the Microwave Communications Division’s respective businesses. No material information was contained in the Bear Stearns preliminary material that was not also included in the final presentation made by Bear Stearns to the board of directors of Stratex in connection with rendering its fairness opinion on September 5, 2006, as described below under “— Opinion of Stratex’s Financial Advisor”. Because the valuation of the Microwave Communications Division was greater relative to the valuation of Stratex, it was understood that Harris would require that it control the combined company as a condition to any transaction. Accordingly, issues relating to Harris’ likely control of the combined company were also discussed, including possible conflicts of interests between Harris and the combined company, Harris as a competitor of the combined company and business opportunities that may be attractive to both Harris and the combined company.
      Harris continued to discuss and consider the alternatives proposed by Stratex internally throughout the end of March and the beginning of April. On April 21, 2006, Mr. Lance and Mr. Kissner met in Las Vegas, Nevada to discuss the proposals made by Stratex. Mr. Lance indicated that Harris believed it best to pursue an alternative where Harris held a significant equity interest in the combined company. He further stated that Harris would only be willing to move forward in exploring the transaction if Harris held a majority of the outstanding capital stock of the combined company and had management rights reflecting its majority ownership. Mr. Lance stated that Harris believed, preliminarily, that Harris should hold 60% of the equity and Stratex stockholders should hold 40% of the combined company, noting that this equity split took into consideration a control premium. Mr. Kissner countered stating that Stratex believed Harris should have a lower equity interest in the combined company. However, it was agreed that both parties would continue to pursue that discussion. The parties also understood that pursuing Mr. Lance’s proposal would necessitate the creation of a new company to which Harris would contribute its Microwave Communications Division and of which Stratex would become a wholly owned subsidiary in order to effect the transaction in a tax efficient manner.
      On April 27 and 28, 2006, the board of directors of Harris held a regularly scheduled meeting at which Mr. Lance and other members of the Harris management team provided an update regarding his discussions with Mr. Kissner. The board of directors reached a consensus that the Harris management team should continue to pursue a transaction with Stratex on the general terms outlined by Mr. Lance.
      In early May, Mr. Kissner provided Mr. Lance with a preliminary term sheet outlining Stratex’s view on the rights and obligations of Harris as a majority stockholder of the combined company, including provisions requiring Harris to dispose of, or alternatively permitting the combined company to repurchase or offer, Harris’ interest in the combined company. The term sheet also stated that Harris’ equity interest in the combined company in percentage terms should be in the low 50s.

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per share trading range of the combined company. They agreed that this would be positive for the combined company and noted that they could determine the appropriate expected range at a later date once the outstanding issues were resolved.
      Notwithstanding these unresolved issues, the parties agreed to continue to pursue the proposed transaction and prepare and negotiate the definitive documentation. Over the next week and a half the parties continued to make progress on the additional agreements that would also be agreed as part of the execution of the combination agreement.
      On August 14, 2006, the board of directors of Stratex met to review and discuss management presentations on the current state of negotiations, the results of due diligence on the Microwave Communications Division and the development of the combined company’s operating plan. In addition, Bear Stearns made a preliminary presentation on the transaction and its financial analysis of the two constituent businesses and the prospective combined company and Bingham McCutchen gave a more detailed presentation on the combination agreement, related agreements, the then-remaining open issues and a draft opinion to be rendered by Bingham McCutchen on the federal income tax status of the transaction for Stratex stockholders. No material information was contained in the Bear Stearns preliminary presentation that was not also included in the final presentation made by Bear Stearns to the board of directors of Stratex in connection with rendering its fairness opinion on September 5, 2006, as described below under “— Opinion of Stratex’s Financial Advisor”. The board of directors of Stratex then discussed, as it had at a number of other Board and Strategic Business Development Committee meetings, both recent and historical business combination transaction opportunities that might arise from management’s prior and ongoing discussions with other entities. Consideration was given, as it had been on prior occasions, to both the long-term value and the likelihood of a positive outcome associated with these alternatives. At the meeting’s continuation on August 15, 2006, the board of directors of Stratex authorized management to continue negotiations.
      On August 22, 2006, the senior management teams of Harris and Stratex convened by teleconference to further discuss the outstanding issues with each other. On the call, the Harris and Stratex teams agreed in principle that the term “restricted business” would be defined by reference to the companies’ existing product list and other products similar in form, fit and function when used in terrestrial microwave point-to-point communications networks that provide access and trunking of voice and data for telecommunications networks. Harris and Stratex then reached agreement on the outstanding issues regarding the parties’ rights to terminate the combination agreement, and also resolved the outstanding deal protection points relating to Harris’ right to match any competing acquisition proposal. After further negotiations, the parties ultimately agreed that, in calculating the previously-discussed 56%/44% split, the treasury stock method would be applied to Stratex’s options and warrants using an assumed value of $5.20 per share of Stratex common stock (equivalent to $20.80 per share of Harris Stratex Class A common stock as a result of the effective one-for-four effective reverse stock split provided for in the merger). At $5.20 per share of Stratex common stock (or $20.80 per share of Harris Stratex Class A common stock), Harris believed its 56% interest in the combined company was fairly protected against dilution (taking into account its agreed upon contribution to the combined company) from outstanding Stratex options and warrants. In addition, at that price, Stratex believed that its stockholders, at an estimated 43% of the total outstanding shares of the combined company immediately following the combination (not taking into account outstanding but unexercised options and warrants with an exercise price above $5.20), would be fairly represented as a percentage of the combined company.
      Following this conversation, Mr. Lance informed Mr. Kissner that he was prepared to seek formal approval from the Harris board of directors for the proposed transaction on the terms discussed.
      The Stratex Strategic Business Development Committee met with Stratex management and Bingham McCutchen again on August 24, 2006 to review and discuss the status of negotiations and the planned presentation of the transaction to investors, employees, customers and suppliers.
      On August 26, 2006, at a regular meeting of the board of directors of Harris, Mr. Lance and other members of the Harris management team provided an update as to the status of the transaction with Stratex. He stated that the Harris management team had completed its due diligence and that the parties

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were nearing agreement on the terms of the proposed combination. In particular, he noted that Harris would have a 56% equity interest in the combined company on a fully-diluted basis using the treasury stock method assuming a market price of $5.20 per share of Stratex common stock and that, so long as Harris held a majority interest in the combined company, there would be nine directors five of whom Harris would be entitled to elect. Morgan Stanley and Sullivan & Cromwell also participated in the board meeting of Harris addressing questions from the Harris board members regarding the proposed transaction with Stratex. Following these presentations, the board of directors of Harris unanimously resolved to adopt the combination agreement in substantially the form presented to them at the meeting and instructed and authorized the Harris management team to continue negotiating with Stratex to finalize the documentation with such changes as approved by management.
      Following the meeting, Harris and Stratex continued to negotiate the terms of the combination agreement, including the additional agreements to be agreed as part of the combination agreement. The parties further agreed that the merger should be completed in a manner that would have the same effect as a one-for-four reverse split of the outstanding Stratex common stock. Accordingly, the terms of the combination agreement were adjusted to reflect this agreement, including a modification to the treasury stock method calculation requiring the assumed per share market price to be $20.80 per share of Harris Stratex Class A common stock, or four times the agreed $5.20 price per share of Stratex common stock.
      The board of directors of Stratex met on September 1, 2006 with its management, Bear Stearns and Bingham McCutchen to review and discuss the final results of due diligence on the Harris Microwave Communications Division, remaining open issues in the negotiations, the initial portion of Bear Stearns’ preliminary presentation analyzing the fairness of the consideration to be received by Stratex stockholders from a financial point of view and updated plans for communicating with investors, employees, customers and suppliers about the planned transaction. No material information was contained in the Bear Stearns presentation that was not also included in the final presentation made by Bear Stearns to the board of directors of Stratex in connection with rendering its fairness opinion on September 5, 2006, as described below under “— Opinion of Stratex’s Financial Advisor”.
      Following the Stratex board meeting, Harris and Stratex continued to negotiate the remaining open issues. The board of directors of Stratex met again on September 5, 2006, with Stratex management and representatives of Bear Stearns and Bingham McCutchen. Bear Stearns completed its presentation of its financial analysis and rendered its opinion that, subject to the assumptions and qualifications stated, the consideration to be received by Stratex stockholders in the transaction was fair from a financial point of view. Bingham McCutchen described the parties’ resolutions of the previously open issues. At the conclusion of the meeting, the board of directors of Stratex unanimously determined that the combination agreement and the merger were fair and in the best interests of Stratex and its stockholders, recommended their approval and adoption by Stratex stockholders and authorized management to enter into the combination agreement in substantially the form presented at the meeting.
      In the late afternoon on September 5, 2006, the parties finalized the combination agreement and the related agreements. At that time Harris and Stratex executed the combination agreement providing for the combination of Harris’ Microwave Communications Division with Stratex. Later that evening, Harris and Stratex issued a joint press release announcing the transaction and held a joint conference with industry analysts.
      On December 18, 2006, Harris, Stratex, Harris Stratex and Merger Sub amended and restated the combination agreement to, among other things, make Harris Stratex and Merger Sub parties to the combination agreement and effect other technical amendments to ensure that Harris Stratex would receive the benefit of certain identified assets relating to the Microwave Communications Division without modifying the substance of the initial agreement between Harris and Stratex.
Reasons for the Recommendation of the Board of Directors of Stratex
      The board of directors of Stratex has determined that the terms of the combination agreement are fair to, and in the best interests of, Stratex and its stockholders. The board of directors of Stratex consulted

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